

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2021

William E. Turcotte
Senior Vice President, General Counsel and Corporate Secretary
Noble Finance Company
13135 Dairy Ashford, Suite 800
Sugar Land, TX 77478

      Re: Noble Finance Company
          Registration Statement on Form S-1
          Filed April 6, 2021
          File No. 333-255069

Dear Mr. Turcotte:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Energy & Transportation

cc: Clinton W. Rancher